ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia  V6C 2B5

Item 2.

Date of Material Change

August 26, 2009

Item 3.

News Release

The news release was disseminated by MarketWire and filed on SEDAR on August 26, 2009.

Item 4.

Summary of Material Change

On August 26, 2009, the Company announced that it had entered into scheme implementation deed (the “Scheme Agreement”) with Sino Gold Mining Limited (“Sino Gold”) in respect of a scheme of arrangement to acquire all of the issued and outstanding ordinary shares of Sino Gold which they do not currently own (the “Transaction”) pursuant to a scheme of arrangement (the “Scheme”) under the Corporations Act 2001(Australia) (the “Australian Act”).

Item 5.

Full Description of Material Change

Pursuant to the Scheme Agreement, the Company has agreed to acquire (either directly or through a wholly-owned subsidiary) all of the issued and outstanding ordinary shares (the “Sino Gold Shares”) of Sino Gold (other than those currently held by the Company) pursuant to the Scheme under the Australian Act.  It is also proposed that all of the outstanding Sino Gold options will be cancelled via an option scheme of arrangement under the Australian Act.  Sino Gold is an Australian public company focused on the exploration and production of gold in China and is currently listed on the Australian Securities Exchange (the “ASX”) and Hong Kong Stock Exchange.  It has two operating mines, Jinfeng and White Mountain.

Consideration for the Transaction will be common shares of Eldorado (“Eldorado Shares”), with Sino Gold shareholders offered 0.55 Eldorado Share for each Sino Gold Share they own.  The Transaction values Sino Gold at approximately C$2.0 billion. (Based on the closing price of Eldorado Shares on the Toronto Stock Exchange (the “TSX”) on August 25, 2009 of C$11.96 and the Australian dollar / Canadian dollar exchange rate of 0.9081 at close on August 25, 2009.)

The Scheme Agreement requires Eldorado to seek a secondary listing of CHESS Depository Interests (“CDIs”), representing Eldorado Shares, on the ASX, subject to certain conditions (see below).

Highlights of the Transaction

Following completion of the Transaction, the combined entity is expected to be gold-focused and will have a significant presence in China and Turkey, including several mines in production, along with exposure in Greece and Brazil.  Eldorado will continue to be headquartered in Vancouver, British Columbia. Eldorado’s intention is to retain a significant regional office in Sydney, Australia, on consummation of the Scheme.

The following provides key highlights of the Transaction:

∙

Creates the premier intermediate global gold producer with combined market capitalization of approximately C$6.4 billion1

∙

Establishes Eldorado as the unequivocal leader among international gold producers in China, the world’s largest gold producing country

∙

Provides Sino Gold shareholders with continued exposure to China’s growing gold industry as well as diversifying their country risk by gaining exposure to quality gold assets in Turkey and South America

∙

Enhances Eldorado’s strategy of creating competitive advantage through dominant locally managed regional businesses in highly prospective geological environments

∙

Reinforces Eldorado’s position as one of the lowest cost, highest growth global gold producers with the addition of Sino Gold’s high quality assets

o

Combined current gold production of 550,000 ounces from 4 new, high quality mines, growing to 850,000 ounces by 2011 from 6 mines2

o

Project pipeline and expansion opportunities expected to fuel gold production growth to beyond one million ounces by 20132

∙

Significantly enhances Eldorado’s management in China with the addition of Sino Gold’s highly talented and successful operations, exploration and business development teams

∙

Strong financial position and cash flow to underpin development of the project pipeline and additional growth opportunities

∙

Unhedged proven and probable reserves of 12.7 million ounces from 18.8 million ounces of measured and indicated resources, and 5.3 million ounces of additional inferred resources.3

∙

Continues Eldorado’s track record of delivering value to shareholders through proven, operations-focused management

1

Based on C$11.96 closing price of Eldorado Shares on August 25, 2009 and A$5.97 closing price of Sino Gold Shares on August 25, 2009, and Australian dollar/Canadian dollar exchange rate of 0.9081 at close on August 25, 2009.

2

Based on current gold production forecasts of Eldorado for 2009 as set out in Eldorado’s Q4 2008 Financial and Operating Results (news release 09-04, dated February 18, 2009, and amended material change report, dated February 20, 2009) and of Sino Gold for 2009 as provided by Sino Gold.  Readers are cautioned that such forecasts are subject to a variety of factors that are likely to cause actual results to vary from the Company’s estimates and such variations may be material.  In addition, this forecast reflects certain assumptions by the Company and Sino Gold, which assumptions may differ all of which are difficult to predict and many of which are beyond the Company and Sino Gold‘s  control.  See also Cautionary Note below.

3

Reserves and Resource estimates are comprised of amounts calculated under NI 43-101 (as defined below) for Eldorado and amounts estimated under the JORC Code (as defined below) for Sino Gold, on a 100% consolidated basis.   Assumptions used in the estimates differ.  See our Annual Information Form dated March 31, 2009, available on SEDAR under our company name, for a breakdown of Eldorado’s reserves and resources and the assumptions related thereto.  The information on Sino Gold’s reserves and resources has been provided by Sino Gold.   For further information, see Sino Gold’s public disclosure for a breakdown of Sino Gold’s reserves and resources and the assumptions related thereto, which disclosure does not form part of this report.  See also Cautionary Note below.

Based upon the C$11.96 closing price of the Eldorado Shares on the TSX on August 25, 2009 (prior to the announcement of the Transaction), the consideration offered by Eldorado represents approximately a 21.3% premium to the closing price of the Sino Gold Shares on the ASX on August 25, 2009 and a 32.3% premium to the 30 (trading) day volume weighted average trading price of the Sino Gold Shares on the ASX based on the closing Australian dollar/Canadian dollar exchange rate of 0.9081 on August 25, 2009.  The exchange ratio also represents a premium of 23.8% based on the 30 (trading) day weighted average trading prices of the Eldorado Shares on the TSX and the Sino Gold Shares on the ASX calculated using the daily closing Australian dollar/Canadian dollar exchange rates over such 30-day period.

Upon the closing of the Transaction, it is expected that Eldorado will have approximately 539,846,375 issued and outstanding Eldorado Shares, of which approximately 25.9% will be held by the former Sino Gold shareholders and 74.1% will be held by Eldorado’s current shareholders.

Details of the Eldorado Share Issuance

In connection with the Scheme, Eldorado expects to issue, either directly or indirectly as CDIs through CHESS Depository Nominees Pty Ltd. (“CHESS”), up to 139,690,700 Eldorado Shares, of which 4,057,762 Eldorado Shares are expected to be issued to GFA (as defined below) pursuant to the Top-Up Right (as defined below) and the remainder to current holders of Sino Gold Shares (“Sino Gold Shareholders”) and to current holders (“Sino Gold Optionholders”) of options to purchase Sino Gold Shares (“Sino Gold Options”) and current holders (“Sino Gold Warrantholders”) of outstanding warrants of Sino Gold (“Sino Gold Warrants”), to the extent that they choose to exercise their Sino Gold Options or Sino Gold Warrants, as the case may be, prior to the implementation of the Transaction. The number of Eldorado Shares to be issued to Sino Gold Shareholders was determined based on an exchange ratio of 0.55 Eldorado Share for each Sino Gold Share.

The Scheme Agreement contemplates that a separate scheme of arrangement (the “Option Scheme”) will be undertaken in respect of the outstanding Sino Gold Options, pursuant to which all of the outstanding Sino Gold Options will be cancelled in exchange for consideration consisting of Eldorado Shares.  As set out in the Scheme Agreement, there are 11,307,959 Sino Gold Options outstanding as of August 26, 2009.  Pursuant to the Scheme Agreement, Eldorado expects to issue up to 2,012,000 Eldorado Shares to Sino Gold Optionholders, either directly or as CDIs through CHESS. The number of Eldorado Shares to be paid as consideration for the Sino Gold Options is calculated with reference to the share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share, the exercise price for such Sino Gold Options and whether the Sino Gold Options are “in the money” or not.  (To the extent that any current Sino Gold Optionholders exercise their Sino Gold Options prior to the implementation of the Transaction, this number will decrease, although the total number of Eldorado Shares to be issued pursuant to the Transaction will be greater.)

In addition, it is a condition of the Scheme Agreement that all Sino Gold Warrantholders provide a cancellation deed to Sino Gold in respect of their outstanding Sino Gold Warrants, in a form reasonably acceptable to Eldorado and as permitted under applicable securities laws, under which Sino Gold Warrantholders will agree to the cancellation of their Sino Gold Warrants in exchange for consideration consisting of the same number of Eldorado Shares as they would receive under the Option Scheme if their Sino Gold Warrants were Sino Gold Options, or such other number as is agreed to between Eldorado and Sino Gold.  As set out in the Scheme Agreement, there are 777,770 Sino Gold Warrants outstanding as of August 26, 2009.  Pursuant to the Scheme Agreement, Eldorado expects to issue up to 163,000 Eldorado Shares to the Sino Gold Warrantholders, either directly or as CDIs through CHESS. (To the extent that any current Sino Gold Warrantholders exercise their Sino Gold Warrants prior to the implementation of the Transaction, the number of Eldorado Shares to be issued to Sino Gold Warrantholders will decrease, this number will decrease, although the total number of Eldorado Shares to be issued pursuant to the Transaction will be greater.)

If, pursuant to the Transaction, any Sino Gold Shareholder, Sino Gold Optionholder or Sino Gold Warrantholder becomes entitled to receive a fractional interest in an Eldorado Share, then the number of Eldorado Shares to which that holder is entitled shall be rounded down to the nearest whole number.

The Company previously acquired 57,968,029 ordinary shares of Sino Gold, representing approximately 19.83% of the outstanding ordinary shares of Sino Gold as at July 27, 2009, pursuant to a share purchase agreement dated June 3, 2009, as amended July 10, 2009 (the “Share Purchase Agreement”), between the Company and Gold Fields Australasia (BVI) Limited (“GFA”).  Under the terms of the Share Purchase Agreement, Eldorado granted GFA a top-up right (the “Top-Up Right”) in respect of additional acquisitions by Eldorado of 5% or more of the Sino Gold Shares in the 18 months following June 3, 2009.  If the consideration paid pursuant to such acquisitions is greater than the consideration paid to GFA under the Share Purchase Agreement, then Eldorado must “top-up” the consideration paid to GFA.  As noted above, in connection with the Transaction, the Company expects to issue to GFA 4,057,762 Eldorado Shares pursuant to the Top-Up Right.

Other Terms of the Scheme Agreement

The Scheme Agreement contains terms that are customary for a transaction of this nature, including conditions precedent (including completion of confirmatory due diligence, the receipt of required regulatory and Australian court approvals and Sino Gold shareholders approval), as well as representations and warranties, termination provisions and other terms such as  no shop and no talk provisions, the right to match a competing proposal,  and a mutual break fee of A$21 million payable in certain circumstances. The key terms are outlined below:

Confirmatory Due Diligence:  The Transaction is conditional on completion of confirmatory due diligence by Eldorado and Sino Gold on September 14, 2009.  To date, Eldorado has completed extensive technical due diligence (including mine site visits) on Sino Gold.  Reliance on this due diligence condition is subject to a material adverse change threshold.

Sino Gold Shareholder and Court Approvals:  The Scheme and the Option Scheme must be approved by the Sino Gold Shareholders and the Sino Gold Optionholders, respectively, at two separate meetings expected to be held in late November or early December in Australia.  A Scheme Booklet, which will include the details of the Transaction along with an independent expert’s report on the Transaction and information regarding Eldorado both before and following the completion of the Transaction, will be prepared and mailed to Sino Gold Shareholders and Sino Gold Optionholders in connection with the meetings.

The Sino Gold Directors have unanimously recommended that Sino Gold shareholders vote in favour of the proposed Scheme, and each Director intends to vote all of the Sino Gold Shares they own or control at the date of the Scheme meeting in favour of the Scheme, in the absence of a superior proposal and subject to an independent expert concluding that the Scheme is in the best interests of Sino Gold Shareholders.

The Scheme and the Option Scheme are also subject to court approval in Australia.

Regulatory Approval:  The Transaction is subject to obtaining approval of the TSX and NYSE AMEX, and also from certain regulatory authorities in Australia, including the approval of the ASX, Australian Securities and Investments Commission (“ASIC”) and the Australian Foreign Investment Review Board (“FIRB”).

ASX Listing of CDIs:  As a condition of the Transaction, Eldorado will be seeking a secondary listing of CDIs, representing Eldorado Shares, on the ASX. A listing will not be obtained if the listing requires changes to Eldorado’s constitution which are prohibited by law or otherwise requires shareholder approval or Eldorado does not meet the ASX listing requirements.   Provided that a secondary listing of CDIs on ASX is obtained, Sino Gold Shareholders will receive Eldorado Shares in the form of CDIs, which will trade on the ASX, (subject to the right to elect to receive TSX-listed Eldorado Shares if they desire).

Sale Facility:  Under the terms of the Scheme Agreement, subject to compliance with applicable Canadian and US securities law and regulatory requirements, Eldorado will provide a sale facility (the “Sale Facility”) to be made available to ineligible foreign Sino Gold Shareholders and Sino Gold Optionholders, who may not receive the Eldorado Shares or Eldorado Shares in the form of CDIs pursuant to the laws of the jurisdictions in which they reside, as well as to Sino Gold Shareholders and Sino Gold Optionholders who are entitled to receive 55,000 or less Eldorado Shares (or such other number as Eldorado and Sino Gold may agree) under the Transaction and who elect to participate in the Sale Facility.  Such persons will be able to have their Eldorado Shares sold by a sale agent under the Sale Facility and will receive the proceeds of such sale, less applicable deductions for taxes, charges and currency conversion, as well as a brokerage fee of 0.8% to be deducted from the proceeds payable to ineligible foreign Sino Gold Shareholders and Sino Gold Optionholders.  Under the Sale Facility, such Eldorado Shares will be sold on the TSX by the sale agent within 15 trading days of the implementation date of the Transaction.

No-shop and no-talk obligations:  The Scheme Agreement contains customary obligations on Sino Gold not to solicit a competing proposal ("No-Shop") or to respond to any competing proposal ("No-Talk"), in each case prior to March 31, 2010 or earlier termination of the Scheme Agreement.  The No-Talk does not apply in relation to any proposed third party transaction which was not solicited by Sino Gold where the Board of Sino Gold, acting in good faith, determines after taking written advice from its financial advisors and legal advisors that the third party transaction is or is likely to be reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the third party transaction and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent.

Notification obligations and matching right:  Under the Scheme Agreement, Sino Gold cannot agree to undertake a competing transaction or change its recommendation unless Sino Gold has first provided Eldorado with the identity of the relevant third party; the material terms of the proposed third party transaction; and any material due diligence information provided to the relevant third party that has not either been publicly disclosed or previously provided to the Eldorado, and Sino Gold has given Eldorado not less than 5 business days after provision of those terms to provide a matching or superior deal.  Sino Gold is also obliged to notify Eldorado of the fact of an approach from a third party, but not the details of the approach (other than as referred to above).

Break fees: The Scheme Agreement includes mutual break fees of A$21 million.  The break fee obligations are subject to customary triggers, including, in the case of the Sino Gold break fee, where any member of the Sino Gold board changes their recommendation in relation to the Transaction (subject to customary exceptions) and where a third party acquires control of Sino Gold.  Both break fees are also triggered where there is a material breach of the Scheme Agreement, a material breach of a warranty, a material adverse change or if certain prescribed occurrences occur.  The Sino Gold break fee is not payable merely because either the independent expert concludes that the Scheme is not in the best interests of the Sino Gold Shareholders or the Sino Gold Shareholders fail to approve the Transaction.

Board of Directors Appointees:  Pursuant to the Scheme Agreement, Eldorado has agreed to invite two existing Sino Gold directors, of Eldorado’s choosing, to join the Board on the implementation date of the Transaction.  Eldorado’s obligation is limited to the invitation of two current directors of Sino Gold only, and is subject to one or both of such directors agreeing to join the Board and also to such individuals meeting the requirements for being a director under applicable law and the rules of the TSX.

In regard to the expected new appointees, the first invitee is James Askew, who, according to Sino Gold’s public disclosure is the current non-executive chairman of the board of directors of Sino Gold and a mining engineer with broad international experience as CEO for a number of Australian and international publicly listed mining, mining finance and other mining-related companies over twenty-one years, fifteen of which have been in the gold sector.  In the event of his appointment to the Eldorado Board, Mr. Askew is expected to be an independent director of Eldorado.

The other invitee is Peter Cassidy who, according to Sino Gold’s public disclosure, is a senior mining executive with over thirty-seven years exposure to the minerals industry, including public company experience, in Australia, Papua New Guinea, Indonesia and the United State, including more than fifteen years in the gold industry.  Mr. Cassidy is a non-executive director of Sino Gold, and in the event of his appointment to the Eldorado Board, Mr. Cassidy is expected to be an independent director of Eldorado.

Mr. Jake Klein, President & CEO of Sino Gold, will remain in his position until the implementation date of the Transaction, after which, it is intended that he will provide consultancy services to Eldorado.

The foregoing summary of the key terms of the Scheme Agreement is qualified in its entirety by reference to the Scheme Agreement, which is available for review on SEDAR under Eldorado’s name.

Next Steps

In due course, Sino Gold Shareholders and Sino Gold Optionholders will receive a Scheme Booklet that will contain full details of the proposed Scheme, including the basis for the Sino Gold Board’s recommendation that Sino Gold Shareholders and Sino Gold Optionholders approve the proposed Scheme and the Option Scheme, as applicable. Sino Gold will shortly appoint an independent expert to prepare a report on whether the proposed Scheme is in the best interests of the Sino Gold Shareholders. The independent expert’s report will be included in the Scheme Booklet.

It is currently anticipated that Sino Gold will send the Scheme Booklet to ASIC in early October for its review.  Sino Gold will seek a Court order to convene a meeting of the Sino Gold Shareholders to approve the Scheme and a meeting of the Sino Gold Optionholders to approve the Option Scheme, expected to be held in late November or early December, with transaction close expected in early to mid December.

Cautionary Notes:

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the completion of the Transaction being subject to the satisfaction of certain conditions, including obtaining Sino Gold shareholder approval, court approval, and other regulatory approvals including, FIRB approval, ASX and TSX approval; the number of shares issued is subject to certain adjustments, including conversions of options and warrants; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note about Production Forecasts and Estimates

Readers are cautioned that the production forecasts are subject to a variety of factors that are likely to cause actual results to vary from the Company’s estimates, and such variations may be material.  Forward-looking information generally involves risks and uncertainties as described above which are, in many instances beyond Eldorado’s control, including: (i) global economic conditions; (ii) pricing and cost factors; (iii) unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or business over time; and (vi) unfavourable regulatory developments, that could cause actual events and results to vary significantly from those included in or contemplated by such statements.  The production forecast reflects certain assumptions by the Company and Sino Gold, which assumptions may differ with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists all of which assumptions are difficult to predict and many of which are beyond the Company and Sino Gold’s control.  Accordingly, there can be no assurance that the forecast is indicative of the Company’s future performance or that actual results would not differ materially from those in the forecast.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this document are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

 For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Eldorado’s disclosure of mineral reserve and mineral resource information is governed by NI 43-101.  Sino Gold’s disclosure of mineral reserve and mineral resource information is based on the reporting requirements of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (“JORC Code”).  CIM definitions of the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve,” proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under National Instrument 43-101.

The information on Sino Gold’s reserve and resources has been provided by Sino Gold.  For further information, see Sino Gold’s public disclosure, which disclosure does not form part of this report.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain mineral resource and reserve numbers pertaining to Sino Gold have been prepared in accordance with the JORC Code. While the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are required pursuant to the JORC Code, the SEC does not recognize such terms.  JORC standards differ significantly from the requirements of the SEC, and mineral resource information prepared in accordance with the JORC Code is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC..

Cautionary Note Regarding Sino Gold Information

Information on Sino Gold was provided by Sino Gold  or derived from Sino Gold’s public disclosure.  For further information on Sino Gold, including additional information regarding its mineral resources and reserves, readers are directed to Sino Gold’s public disclosure, which disclosure does not form part of this material change report.  Eldorado is not responsible for and has not verified the accuracy or completeness of any information contained in Sino Gold’s public disclosure.

Item 6.

Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

Name of Executive Officer:

Dawn Moss

Corporate Secretary

Telephone number:

(604) 601 6655

Item 9.

Date of Report

September 4, 2009.